SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

203900  10  5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 203900 10 5	13G

1.	Names of Reporting Persons William G. Schultz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,213.831

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 12,213.831

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,213.831

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer: Communications Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10900 Red Circle Drive Minnetonka, MN 55343
Item 2.
	(a)	Name of Person Filing: William G. Schultz
	(b)	Address of Principal Business Office or, if None, Residence: 10900 Red Circle Drive Minnetonka, MN 55343
	(c)	Citizenship: Minnesota
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 203900 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________________

Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Schultz beneficially owns 12,213.831 shares of the outstanding common stock of the Issuer, which includes: (i) 5,292 shares of common stock owned by Mr. Schultz individually; and (ii) 6,921.831 shares of the Issuer held by Mr. Schultz through the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”).  Mr. Schultz is also a trustee of the CSI ESOP.  As of December 31, 2012, the CSI ESOP held 601,280.823 shares of the Issuer based on information provided by CSI.  Mr. Schultz disclaims beneficial ownership of any shares of the Issuer held by the CSI ESOP in excess of the shares allocated to his individual CSI ESOP account, which totaled 6,921.831 shares.

(b)

Percent of class:

0.1% based on 8,520,469 shares of the Issuer’s common stock outstanding (on average) for the three-month period ending September 30, 2012 as reported in the Issuer’s Form 10-Q filed November 8, 2012 and including all 12,213.831 shares that could be deemed to be beneficially owned by Mr. Schultz.  If all shares held by the CSI ESOP allocated to accounts other than that of Mr. Schultz were included in the number of shares beneficially owned by Mr. Schultz, Mr. Schultz would hold 606,572.823 shares of the Issuer, or 7.1% based on 8,520,469 shares of the Issuer’s common stock outstanding (on average) for the three-month period ending September 30, 2012 as reported in the Issuer’s Form 10-Q filed November 8, 2012.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 12,213.831
		(ii)	Shared power to vote or to direct the vote: 0 (does not include an aggregate of 594,358.992 shares of the Issuer held by the CSI ESOP and allocated to accounts other than that of Mr. Schultz)
		(iii)	Sole power to dispose or to direct the disposition of: 12,213.831
(iv)

Shared power to dispose or to direct the disposition of:

0 (does not include an aggregate of 594,358.992 shares of the Issuer held by the CSI ESOP and allocated to accounts other than that of Mr. Schultz)

Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
Date
/s/ WILLIAM G. SCHULTZ
Signature
William G. Schultz, President and CEO
Name and Title